SILICON VALLEY OFFICE • 1755 EMBARCADERO ROAD • PALO ALTO, CALIFORNIA 94303

TELEPHONE: +1.650.739.3939 • FACSIMILE: +1.650.739.3900

October 27, 2021

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Office of Energy & Transportation

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

Re:     Guangshen Railway Company Limited

  Form 20-F for the Year Ended December 31, 2020

  Filed April 27, 2021

  File No. 00 1-14362

Dear Mr. Horowitz and Ms. O’Brien:

This letter is being submitted on behalf of Guangshen Railway Company Limited (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in the letter dated September 30, 2021 regarding the Company’s annual report on Form 20-F for the year ended December 31, 2020 (the “2020 20-F”).

The numbered paragraphs below correspond to certain numbered comments in the Staff’s letter dated September 30, 2021. The Staff’s comments are presented in bold.

Form 20-F for Fiscal Year Ended December 31, 2020

Key Information

Risk Factors, page 7

1.

We note the Risk Factor section titled “Risks Relating to Conducting Business in China” on page 16. Revise to present these disclosures more prominently in your filing by placing them towards the forepart of the Risk Factors section. In addition, it appears necessary to re-evaluate whether risks identified in other sections should be included under this section. In this regard, we note a number of risks appear to be relevant to conducting business in China versus risks associated with your business, regulatory compliance, or your shareholders. For example, and without limitation, the risk factor at the bottom of page 11 indicates that you have been granted certain rights by the Ministry of Railways and the State Council with respect to certain aspects of your railroad and related businesses and operations and the identified risk indicates that “we cannot assure you that these rights will not be affected by future changes in PRC governmental policies or regulations or that other railway operators will not be granted similar rights within our service region.”

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS DETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • RIYADH SAN DIEGO • SAN FRANCISCO • SÃO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

Mr. Ethan Horowitz and Ms. Jennifer O’Brien

October 27, 2021

RESPONSE:

In response to the Staff’s comment, the Company proposes to place the Risk Factor subsection titled “Risks Relating to Conducting Business in China” towards the forepart of the Risk Factors section such that they would appear immediately after the subsection titled “Risks Associated with Economic Uncertainty and Global Pandemics on Our Business”.

Also, as suggested by the Staff, the Company has re-evaluated whether risks identified in other sections should be included under this section. As a result, the Company proposes to move the following risk factors to “Risks Relating to Conducting Business in China,” including the following risk factors:

•

Any changes in our right to own and operate our business and assets, our right to profit and our right of asset disposal as previously granted by the MOR and the State Council may have a material adverse effect on our business and results of operations.

•

The revenue or charges for certain long-distance passenger train and freight transportation businesses are ultimately settled by China State Railway Group Co., Ltd. in accordance with the unified settlement rules.

•	Extensive government regulation of the railway transportation industry may limit our flexibility in responding to market conditions, competition or changes in our cost structure.

•

China Railway Guangzhou Group Co., Ltd., as our largest shareholder and one of our major service providers, may have interests that conflict with the best interests of our other shareholders and our Company.

Mr. Ethan Horowitz and Ms. Jennifer O’Brien

October 27, 2021

Risks Relating to Our Shareholders, page 14

2.

You disclose that China Railway Guangzhou Group Co., Ltd. can exercise substantial influence over your company. Please revise to provide this information as more prominent disclosure in your filing and to provide specific disclosure that identifies who controls China Railway Guangzhou Group Co., Ltd.

RESPONSE:

As requested by the Staff, the risk factor relating to ownership of the Company by China Railway Guangzhou Group Co., Ltd. will be included in the subsection “Risks Relating to Conducting Business in China,” which, as discussed in the Company’s response to Comment 1 above, will be placed in a more prominent position in the “Risk Factors” section. In addition, in response to the Staff’s comment, the disclosure in that risk factor will be revised by adding the following as the opening paragraph of such risk factor:

“CSRG, which was established as a wholly state-owned enterprise on March 14, 2013 by the National People’s Congress to perform the commercial functions formerly performed by the Ministry of Railways, owns 100% of GRGC. GRGC in turn owns 37.1% of our Company. Even though GRGC owns less than a majority of the shares of our Company, it can still exert significant influence over our Company as our largest shareholder under the terms of our Company’s corporate governance structure.”

3.

We note your disclosure that “As we are established, and operate substantially all of our businesses, in China, any changes in the political, economic and social conditions of the PRC or any changes in PRC governmental policies or regulations, including a change in the PRC government’s economic or monetary policies or railway or other transportation regulations, may have a material adverse effect on our business and operations and our results of operations.” Expand the disclosure under this risk factor to also provide specific and prominent disclosure about the legal and operational risks associated with operating in China. Your disclosure should make clear whether these specific risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE:

Mr. Ethan Horowitz and Ms. Jennifer O’Brien

October 27, 2021

In response to the Staff’s comment, the disclosure in this risk factor will be revised as follows (see below the blackline):

“As we are established, and operate substantially all of our businesses, in China, any changes in the political, economic and social conditions of the PRC or any changes in PRC governmental policies or regulations, including a change in the PRC government’s economic or monetary policies or railway or other transportation regulations, may have a material adverse effect on our business and ~~operations and~~ our results of operations. For example, in August 2020, the NDRC approved plans for further improving the intercity rail system in the Greater Bay Area of southern China, and our Company was given a primary responsibility for developing the necessary infrastructure and connecting it with our existing network. In addition, the PRC government has been accelerating the transition of freight shipping from the road network to the rail network in order to reduce costs and pollution emissions and improve the transportation system generally, which is also expected to have a positive effect on our Company. However, these plans and policies may not be fully implemented, may not achieve the desired effects or may be impacted by other governmental policies and priorities in the future. Therefore, the expected positive impact on our Company may not be fully realized, which could have a material adverse impact on our operations and the value of our ADSs. In addition, if the focus of the PRC government shifts in terms of societal or economic priorities in the transportation sector, new policies could be enacted that could have a directly negative impact on our Company.

The economic environment in the PRC differs significantly from the United States and many Western European countries in terms of its structure, stage of development, capital reinvestment, growth rate, level of government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The PRC government’s economic reform policies since 1978 have resulted in a gradual reduction in state planning in the allocation of resources, pricing and management of assets, and a shift towards the utilization of market forces. The PRC government is expected to continue its reforms, and many of its economic and monetary policies still need to be developed and refined. In addition, certain changes in governmental policies from time to time may negatively affect our business and operations. For example, on January 1, 2016, the NDRC delegated its authority to set baseline ticket pricing standards for high-speed trains to CSRG. If CSRG increases or decreases the ticket prices for trains in our operation area, our revenue from railroad businesses will be affected accordingly. In April 2019, the PRC government lowered the value-added tax rate for railway transportation services from 10% to 9%, and CSRG lowered the baseline pricing standards for national railway transportation services. Accordingly, we lowered our transportation and ticket pricing. For further information on the ticket pricing, see “ITEM 4. INFORMATION ON THE COMPANY – B. Business Overview – Pricing.” ~~We~~While we believe the PRC government weighs heavily factors such as continuity and economic and social stability when creating and implementing laws and policies, we cannot assure you that future changes in governmental policies or regulation will not have a material adverse effect on our business, operations or results of operations.”

Mr. Ethan Horowitz and Ms. Jennifer O’Brien

October 27, 2021

4.

We note the risk factor on page 18 titled “The differences with respect to the PRC legal system could limit the legal protections available to you.” Revise the disclosure under this risk factor to provide specific and prominent disclosure about the risks that operating in China poses to investors. In particular, describe the regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs.

RESPONSE:

In response to the Staff’s comment, the disclosure in this risk factor will be revised as follows (see below the blackline):

“As the PRC and the U.S. have different legal systems and the court decisions in China do not have binding force on subsequent cases, there are significant differences between the PRC legal system and the U.S. legal system. ~~In addition,~~China has a civil law system based on written statutes, which, unlike common law systems, is a system in which decided judicial cases have little precedential value. Furthermore, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. The relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of litigation. In addition, enforcement of existing laws or contracts based on existing laws may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement within China. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Mr. Ethan Horowitz and Ms. Jennifer O’Brien

October 27, 2021

While the trend of legislation over the last 20 years has significantly enhanced the protection of foreign investment and allowed for more control by foreign parties of their investments in Chinese enterprises, there can be no assurance that a change in leadership, social or political disruption, or unforeseen circumstances affecting China’s political, economic or social life, will not affect the PRC’s ability to continue to support and pursue these reforms. Such a shift could have a material adverse effect on the company business and prospects.

In addition, because the PRC Company Law is different in certain important aspects from company laws in Hong Kong, United States and other common law countries and regions and because the PRC laws and regulations dealing with business and economic matters, including PRC securities laws, are still evolving, you may not enjoy shareholder protections to which you may be entitled in Hong Kong, the United States or other jurisdictions.”

5.

We note your disclosure that the “PRC government is expected to continue its reforms, and many of its economic and monetary policies still need to be developed and refined. In addition, certain changes in governmental policies from time to time may negatively affect our business and operations.” Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to provide specific and prominent disclosure highlighting the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs.

RESPONSE:

In response to the Staff’s comment, the disclosure in this risk factor will be revised as follows (see below the blackline):

Mr. Ethan Horowitz and Ms. Jennifer O’Brien

October 27, 2021

“As we are established, and operate substantially all of our businesses, in China, any changes in the political, economic and social conditions of the PRC or any changes in PRC governmental policies or regulations, including a change in the PRC government’s economic or monetary policies or railway or other transportation regulations, may have a material adverse effect on our business and operations and our results of operations. The economic environment in the PRC differs significantly from the United States and many Western European countries in terms of its structure, stage of development, capital reinvestment, growth rate, level of government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The PRC government’s economic reform policies since 1978 have resulted in a gradual reduction in state planning in the allocation of resources, pricing and management of assets, and a shift towards the utilization of market forces. The PRC government is expected to continue its reforms, and many of its economic and monetary policies still need to be developed and refined. In addition, certain changes in governmental policies from time to time may negatively affect our business and operations. ~~For example, on January 1,~~Given the PRC government’s significant oversight and discretion over the conduct of our business through GRGC, the PRC government may substantially influence our operations in a variety of ways at any time, including through regulation of the prices of our services, allocation of railway lines, setting of industry safety, worker welfare, environmental and other standards, regulating or restricting imports of equipment we require, or regulating travel generally in the PRC, which could result in a material change in our operations and/or the value of our ADSs. For example, increasingly strict environmental standards could require us to phase out our remaining internal combustion engine trains before we originally planned. In addition, changing safety standards could require us to make additional investments in our safety systems and equipment, including overpasses, guardrails, signage and other systems, the costs of which may adversely impact the value of our ADSs. As another example, in 2016, the NDRC delegated its authority to set baseline ticket pricing standards for high-speed trains to CSRG. If CSRG increases or decreases the ticket prices for trains in our operation area, our revenue from railroad businesses will be affected accordingly. In April 2019, the PRC government lowered the value-added tax rate for railway transportation services from 10% to 9%, and CSRG lowered the baseline pricing standards for national railway transportation services. Accordingly, we lowered our transportation and ticket pricing. For further information on the ticket pricing, see “ITEM 4. INFORMATION ON THE COMPANY – B. Business Overview – Pricing.” We cannot assure you that future changes in governmental policies or regulation will not have a material adverse effect on our business, operations or results of operations.”

Risks Associated with Chinese Accounting Firms, page 18

6.

Revise to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.

RESPONSE:

The Company will include this additional disclosure in this Risk Factor as requested by the Staff. The disclosure in this risk factor will be revised as follows (see below the blackline):

Mr. Ethan Horowitz and Ms. Jennifer O’Brien

October 27, 2021

“This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our common stock are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Additionally, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate our auditor, and that as a result an exchange may determine to delist our securities.”

* * * *

Should you have any questions about the responses contained herein, please contact me at (650) 687-4190 (office) or by email at aseem@jonesday.com.

Sincerely yours,

/s/ Alan Seem

Alan Seem

Enclosures

Cc:	Luo Xinpeng, Chief Accountant, Guangshen Railway Company Limited

Tang Xiang Dong, Board Secretary, Guangshen Railway Company Limited